June 14, 2007
VIA FAX AND EDGAR
Securities and Exchange Commission
Attn: Maryse Mills-Apenteng
100 F Street, N.E.
Washington, DC 20549

Re:	MakeMusic, Inc.
Amendment No. 1 to Form S-3
Filed May 11, 2007
File No. 333-141566
Dear Ms. Mills-Apenteng:
     On behalf of MakeMusic, Inc. (the “Company”), we are providing to the SEC Staff this response letter, which addresses the comment in the SEC Staff letter dated June 8, 2007. For ease of reference, we have included the SEC Staff comment in bold below, and the Company’s response follows.
General
1.	Please refer to prior comment 2 of our letter dated April 23, 2007. Please revise the disclosure on page 2 to explain how the capital contribution resulted from the dissolution of the two entities, LEP and LEAP Holdings, and identify the persons making such contributions.
     We provided the information in response to prior comment 2 for informational purposes only so that the Staff could ensure compliance with applicable securities laws. However, we respectfully submit that neither Item 507 of Regulation S-B nor any other requirement of Form S-3 (including the general anti-fraud rules) requires disclosure of the information you have requested. We do not believe that such information would be relevant, or in any way material, to a reader’s decision to purchase the Company’s common stock, as the information in no way relates to the Company or its common stock. We feel that we have satisfied, under “Selling Shareholders” on page 5 of the Registration Statement, our obligation to name the selling security holders and indicate the nature of each entity’s relationship with the Company. We further submit that the second sentence under “Prospectus Summary — The Offering” is not

Securities and Exchange Commission
June 14, 2007

required. We have simply included that sentence to provide additional background to the reader, and we would be happy to delete that sentence if the Staff would prefer.
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     If the Staff has additional questions with respect to our analysis above, we respectfully request the opportunity to discuss this with the Staff. In such event, please call me at the number below and I will arrange for a conference call between myself or Melodie R. Rose of our office, the Company, the Staff, and Brian H. Blaney of Greenberg Traurig, LLP, who is counsel to the selling shareholders.

Sincerely, FREDRIKSON & BYRON, P.A.
/s/ Elizabeth M. Dunshee
Elizabeth M. Dunshee
Attorney at Law Direct Dial: 612.492.7407 Email: ldunshee@fredlaw.com

cc:	Karen VanDerBosch
Brian Blaney